Exhibit 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

Six Months Ended June 30,
2014
Earnings available for fixed charges, as defined:
Net income from continuing operations attributable to Ameren Corporation	$246,809
Income from equity investee	(284)
Distributed income from equity investee	510
Tax expense based on income	162,789
Fixed charges excluding subsidiary preferred stock dividends tax adjustment (a)	197,661
Earnings available for fixed charges, as defined	$607,485
Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$179,146
Estimated interest cost within rental expense	4,351
Amortization of net debt premium, discount, and expenses	10,942
Subsidiary preferred stock dividends	3,222
Adjust subsidiary preferred stock dividends to pretax basis	2,043
Total fixed charges, as defined	$199,704
Consolidated ratio of earnings to fixed charges	3.04

(a)	Includes net interest related to uncertain tax positions.